SEQUANS COMMUNICATIONS S.A. AMENDMENT NO. 5 TO CONVERTIBLE PROMISSORY NOTE ISSUED APRIL 27, 2016

This Amendment No. 5 to Convertible Promissory Note (the “Amendment”) is made as of February 10, 2020 by and between Sequans Communications S.A., a société anonyme incorporated in the French Republic (the “Company”) and Nokomis Capital Master Fund, LP, a Cayman Islands exempted limited partnership (the “Purchaser” and together with the Company, the “Parties”) and is made with reference to the Convertible Promissory Note issued as of April 27, 2016 (the “Note”), as amended on June 30, 2017, October 30, 2017, September 27, 2018 and October 26, 2018, under and pursuant to that certain Convertible Note Agreement, dated as of April 27, 2016 (the “Purchase Agreement”), between the Parties. Unless otherwise indicated herein, capitalized terms used herein have the same meanings set forth in the Purchase Agreement.

WHEREAS, the Parties wish to amend the Note to extend the maturity date and change the conversion price.
NOW, THEREFORE, the Parties hereby agree to amend the Note as follows:

1.    Amendment to Note.

a.	Section 3.1 of the Note is hereby amended and restated in its entirety as follows:

“Section 3.1 Scheduled Payment. The Accreted Principal Amount (including any accrued and unpaid interest) of this Note shall be due and payable on April 27, 2021.

b.	Section 5.2 of the Note is hereby amended and restated in its entirety as follows:

“The Conversion Rate shall be [(i) 1,000 divided by (ii) 0.30 times the lower of the closing price on February 7, 2020 or February 10, 2020 of the ADSs] Ordinary Shares (subject to adjustment as provided in this Article V, the “Conversion Rate”) per US$1,000 Accreted Principal Amount (including any accrued and unpaid interest) of the Note. For clarity, the initial Conversion Rate was determined when one ADS represented the right to receive one Ordinary Share. The ratio of ADS to Ordinary Shares was revised effective November 29, 2019 so one ADS now represents the right to receive four Ordinary Shares. The Note is convertible into Ordinary Shares which can then be exchanged for ADSs. To address dilution of the conversion rights granted under the Notes, the Conversion Rate shall be subject to adjustment from time to time pursuant to Sections 5.3, 5.4 and 5.5.”
2.     Miscellaneous.

a.
Governing Law. The validity, interpretation and performance of this Amendment shall be governed by and construed in accordance with the internal laws of The French Republic (without regard to principles of conflicts of law). The parties agree that the competent courts within the jurisdiction of the Paris Court of Appeal (Cour d’Appel de Paris) shall have exclusive jurisdiction (and are deemed to be a convenient forum for each party) as to resolution of any dispute.

b.
Continuing Effect. Other than as set forth in this Amendment, all of the terms and conditions of the Note will continue in full force and effect. This Amendment shall not be construed as a novation of any of the Note or the Purchase Agreement.

c.
Amendment and Waiver. No modification of or amendment to this Amendment, nor any waiver of any rights under this Amendment, shall be effective unless in writing signed by the Company and the Purchaser. No delay or failure to require performance of any provision of this Amendment shall constitute a waiver of that provision as to that or any other instance.

d.	Successors and Assigns. The terms and conditions of this Amendment shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties.

IN WITNESS WHEREOF, the Company has executed and delivered this Amendment on February 11, 2020.
COMPANY:
SEQUANS COMMUNICATIONS S.A.
By:
Name:
Title:

PURCHASER:
NOKOMIS CAPITAL MASTER FUND, LP
By:
Name:
Title: